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SEC 07008991 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-23351 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUISHARES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 N. Bemiston Avenue
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED NOV 27 2007 WASH, D.C. 200

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RubinBrown, LLP
(Name – *if individual, state last, first, middle name*)

1 N. Brentwood (Address) St. Louis (City) MO (State) 63105 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Edward Balk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUISHARES CORPORATION, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MAGGIE HENNING
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires: Jan. 23, 2010
Commission # 06491572

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exemptive provision
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Exemptive provision
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EQUISHARES CORPORATION

*FINANCIAL STATEMENTS*

*SEPTEMBER 30, 2007*

# Contents

RubinBrown

RubinBrown LLP
*Certified Public Accountants*
*& Business Consultants*

One North Brentwood
Saint Louis, MO 63105

T 314.290.3300
F 314.290.3400

W rubinbrown.com
E info@rubinbrown.com

## Independent Auditors' Report

Board of Directors
Equishares Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Equishares Corporation (the Company) as of September 30, 2007 and 2006, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

RubinBrown LLP

November 16, 2007

# EQUISHARES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

**Assets**

| | September 30, 2007 | September 30, 2006 |
|---|---|---|
| **Cash** | **$ 140,821** | $ 110,555 |

**Liabilities And Stockholder's Equity**

| | 2007 | 2006 |
|---|---|---|
| **Income Taxes Payable** | **$ 7,500** | $ 6,254 |
| **Stockholder's Equity** | | |
| Common stock: | | |
| Authorized 30,000 shares of $1 par value; issued and outstanding 30,000 shares | **30,000** | 30,000 |
| Additional paid-in capital | **30,000** | 30,000 |
| Retained earnings | **73,321** | 44,301 |
| **Total Stockholder's Equity** | **133,321** | 104,301 |
| | **$ 140,821** | $ 110,555 |

See the accompanying notes to financial statements.

# EQUISHARES CORPORATION

## STATEMENT OF INCOME

| | For The Years Ended September 30, 2007 | 2006 |
|---|---|---|
| **Revenues** | $ — | $ — |
| **Expenses** | | |
| Regulatory fees and expenses | 798 | 1,481 |
| Taxes and licenses | — | 988 |
| Other operating expenses | 3,068 | 2,625 |
| **Total Expenses** | 3,866 | 5,094 |
| **Loss From Operations** | (3,866) | (5,094) |
| **Other Income** | | |
| NASD special member payment | 35,000 | — |
| Interest income | 3,578 | 3,836 |
| Miscellaneous income | 1,808 | — |
| Gain on sale of investments | — | 62,167 |
| Commission expense on sale of investments | — | (24,621) |
| **Total Other Income** | 40,386 | 41,382 |
| **Income Before Provision For Income Taxes** | 36,520 | 36,288 |
| **Provision For Income Taxes** | 7,500 | 6,731 |
| **Net Income** | $ 29,020 | $ 29,557 |

See the accompanying notes to financial statements.

# EQUISHARES CORPORATION

## STATEMENT OF STOCKHOLDER'S EQUITY
### For The Years Ended September 30, 2007 And 2006

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| **Balance - October 1, 2005** | 30,000 | $ 30,000 | $ 30,000 | $ 54,744 | $ 114,744 |
| **Net Income** | — | — | — | 29,557 | 29,557 |
| **Dividends** | — | — | — | (40,000) | (40,000) |
| **Balance - September 30, 2006** | 30,000 | 30,000 | 30,000 | 44,301 | 104,301 |
| **Net Income** | — | — | — | 29,020 | 29,020 |
| **Balance - September 30, 2007** | 30,000 | $ 30,000 | $ 30,000 | $ 73,321 | $ 133,321 |

# EQUISHARES CORPORATION

## STATEMENT OF CASH FLOWS

| | For The Years Ended September 30, 2007 | 2006 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income | $ 29,020 | $ 29,557 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Gain on sale of investments | — | (62,167) |
| Change in assets and liabliites: | | |
| Decrease in prepaid expenses | — | 664 |
| Increase in income taxes payable | 1,246 | 6,254 |
| **Net Cash Provided By (Used In) Operating Activities** | 30,266 | (25,692) |
| **Cash Flows From Investing Activites** | | |
| Purchases of invesments | — | (24,000) |
| Proceeds from sale of investments | — | 132,267 |
| **Net Cash Provided By Investing Activities** | — | 108,267 |
| **Cash Flows Used In Financing Activities** | | |
| Dividends paid | — | (40,000) |
| **Net Increase In Cash And Cash Equivalents** | 30,266 | 42,575 |
| **Cash And Cash Equivalents - Beginning Of Year** | 110,555 | 67,980 |
| **Cash And Cash Equivalents - End Of Year** | $ 140,821 | $ 110,555 |

See the accompanying notes to financial statements.

## 1. Summary Of Significant Accounting Policies

### Accounting Basis

Equishares Corporation (the Company) uses the accrual basis of accounting.

### Estimates And Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### Investments

Investments consisted of NASD shares and warrants and were recorded at cost.

### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements.

## 2. Operations

The Company was incorporated on November 6, 1978 under the laws of the State of Missouri as a broker-dealer for real estate syndications.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007 and 2006, the Company had net capital of $133,321 and $104,301, which were $128,321 and $99,301 in excess of required net capital, respectively. The Company was also in compliance with the aggregate indebtedness ratio.

## 4. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the period.

## 5. Securities Investor Protection Corporation

The Company is a member of the Securities Investor Protection Corporation and has paid all annual fee assessments as required.

RubinBrown

RubinBrown LLP
*Certified Public Accountants*
*& Business Consultants*

One North Brentwood
Saint Louis, MO 63105

T 314.290.3300
F 314.290.3400

W rubinbrown.com
E info@rubinbrown.com

## Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Equishares Corporation
St. Louis, Missouri

We have audited the accompanying financial statements of Equishares Corporation as of and for the years ended September 30, 2007 and 2006, and have issued our report thereon dated November 16, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

RubinBrown LLP

November 16, 2007

# EQUISHARES CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | September 30, 2007 | 2006 |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ 133,321 | $ 104,301 |
| **Aggregate Indebtedness** | | |
| Liabilities from balance sheet | $ 7,500 | $ 6,254 |
| **Computation Of Basic Net Capital Requirement** | | |
| Minimum net capital required | $ 500 | $ 417 |
| Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| Net capital requirement (greater of above) | $ 5,000 | $ 5,000 |
| Excess net capital | $ 128,321 | $ 99,301 |
| Excess net capital at 1000% | $ 132,571 | $ 103,676 |
| Ratio of aggregate indebtedness to net capital | .06 to 1 | .06 to 1 |

**Reconciliation With Company's Computation**

There are no material differences between the Company's computation and the computation above.

## EXEMPTIVE PROVISION UNDER RULE 15c3-3
## September 30, 2007 And 2006

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities.

Therefore, the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information For Possession Or Control Requirements Under Rule 15c3-3" are inapplicable.

RubinBrown

RubinBrown LLP
*Certified Public Accountants*
*& Business Consultants*

One North Brentwood
Saint Louis, MO 63105

T 314.290.3300
F 314.290.3400

W rubinbrown.com
E info@rubinbrown.com

## Independent Auditors' Report
## On Internal Control

Board of Directors
Equishares Corporation
St. Louis, Missouri

In planning and performing our audit of the financial statements of Equishares Corporation (the Company) for the year ended September 30, 2007, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect on a timely basis misstatements or noncompliance with applicable requirements of the SEC. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entities ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that (a) a misstatement of the entity's financial statements, or (b) noncompliance with applicable requirements of the SEC, that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that (a) a material misstatement of the entity's financial statements, or (b) material noncompliance with applicable requirements of the SEC, will not be prevented or detected by the entity's internal control.

Our consideration of internal control over financial reporting and internal control over compliance was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

RubinBrown LLP

November 16, 2007

END